P.E. 3/21/02

2

02025872

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

1080259

Report of foreign Private Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

Thomson multimedia

46 quai A. Le Gallo
92648 Boulogne Cedex

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ___ No X

(If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ________)

Enclosures :

1. Thomson Strengthens Technicolor Digital Media Chain with Still in Motion Acquisition

2. Thomson formalizes supplier agreement with time Warner cable for Cablelabs® certified RCA cable modems

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Thomson multimedia S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : March 12, 2002

THOMSON MULTIMEDIA S.A.

By : **Frank E. Dangeard**
Senior Executive Vice President

THOMSON MULTIMEDIA

Press release

THOMSON FORMALIZES SUPPLIER AGREEMENT WITH TIME WARNER CABLE FOR CABLELABS® CERTIFIED RCA CABLE MODEMS

Agreement Assures MSO of Value-Added Features Provided by Latest RCA DOCSIS-Based Digital Cable Modems

Paris, Indianapolis, March 12, 2002 – Thomson multimedia (Paris Euronext: 18453) (NYSE: TMS) will provide Time Warner Cable with CableLabs® certified RCA high-speed digital cable modems under an agreement announced today.

The agreement designates Thomson as a preferred supplier to Time Warner Cable for modems based on Thomson's digital cable modem platform which has the connection flexibility of both USB and 10/100BaseT Ethernet with auto-sensing.

"We are pleased to be selected by Time Warner Cable," said Thomson's Peter Polit, General Manager – Broadband Data and VoIP. "This agreement is mutually beneficial – validating Thomson's broadband data strategy based on active support of CableLabs standards and providing TWC with the latest RCA digital cable modems which deliver a significant layer of value-added features to aid operators."

"Thomson's RCA digital cable modems have been supporting our DOCSIS deployment needs very effectively. Formalizing the relationship is a logical extension of the successful cooperation we have had to date," said Time Warner Cable's Michael Hayashi, Senior Vice President, Subscriber Technologies and Advanced Engineering.

Key features of RCA high-speed digital cable modems, in addition to USB and 10/100Base Ethernet connection, include the following:

- Quick installation with start-up LED sequencing.
- Built-in advanced diagnostics.
- Data on/off button for extra security.
- DOCSIS 1.1 upgradeable via network download.
- Supports up to 32 PCs.

- Available with advanced home network management software.

The Thomson modems to be utilized by Time Warner Cable will accommodate the industry's migration to the DOCSIS 1.1 standard. Thomson is among the world's leading suppliers of solutions for the convergence of entertainment and information technologies and has shipped over 2 million digital cable modems worldwide.

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic, business, competitive market and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson multimedia is contained in Thomson multimedia's filings with the U.S. Securities and Exchange Commission.

About Thomson
With sales of 10.5 billion Euros (U.S. $9.3 billion) in 2001 and 73,000 employees in more than 30 countries, Thomson multimedia (Paris Euronext: 18453) (NYSE: TMS) provides a wide range of video (and enabling) technologies, systems, finished products and services to consumers and professionals in the entertainment and media industries. To advance and enable the digital media transition, Thomson multimedia has five principal activities: Digital Media Solutions, Displays and Components, Consumer Products, Patents and Licensing and New Media Services. The company distributes its products and services under the THOMSON, RCA and TECHNICOLOR brand names. For more information: **www.thomson-multimedia.com.**

Press relations
Jean-Loup Bourgois Tel : 331. 41.86.5590 **bourgoisj@thmulti.com**
Dave Arland Tel: (317) 587-4450 (United-States) **ArlandD@tce.com**

Investor relations
Stéphane Rougeot Tel: 331.41.86.5297 **rougeots@thmulti.com**

THOMSON MULTIMEDIA

FOR IMMEDIATE RELEASE

Thomson Strengthens Technicolor Digital Media Chain with Still in Motion Acquisition

Acquisition enables seamless hand-off from post-production to DVD replication

PARIS, France, CAMARILLO, Calif., (March 12, 2002) – Thomson multimedia (NYSE: TMS; Paris Euronext: 18453) today announced the acquisition of Los Angeles, California-based Still in Motion, a privately held DVD compression and authoring full-service bureau for content creators. Terms of the transaction were not disclosed.

With this acquisition, Thomson adds to Technicolor expertise in post-production services worldwide. In particular, the acquisition provides DVD compression and authoring, regionalization, graphics, and menu design capabilities to Technicolor Creative Service's digital post-production services offering, extending its reach in the digital media value chain. This move will enable Technicolor Creative Services to serve its customers on a worldwide basis with a seamless hand-off from its new Burbank-based digital intermediates business.

"As part of Thomson's strategic vision to advance, enable and manage the digital media transition, Still in Motion sits at the intersection of content preparation and DVD replication and is an important element to further development of Technicolor's integrated, end-to-end service offering," said Bob Beitcher, president, Technicolor Creative Services. "The company's close working relationship with major Hollywood studios makes the integration of Still in Motion into our organization that much more satisfying."

With annual sales of about $10m, Still in Motion is a market leader in DVD compression, authoring, regionalization, menu designs and graphics. The Company employs more than 40 and has recently completed a string of major blockbuster titles.

As part of the transaction, Thomson is acquiring Still in Motion's production operation and headquarters in Los Angeles. Still in Motion's existing management team will continue to handle day-to-day operations of the company.

"With the financial and technical support of Technicolor, we are excited to be moving Still in Motion to the next level," said Clive Bush, principal, Still in Motion. "We are pleased to be joining the Technicolor Creative Services family and look forward to offering our customers a richer and more complete service offering," said Steve Wyskocil, principal, Still in Motion.

Press relations		
Jean-Loup Bourgois	33 1.41.86.5590	bourgoisj@thmulti.com
Dana Banks	1 (805) 383-3223	dana.banks@technicolor.com
Investors relations		
Stéphane Rougeot	Tel: 331.41.86.5297	rougeots@thmulti.com
Pierre Villadary	Tel: 331.41.86.6888	villadaryp@thmulti.com

About Thomson

With sales of 10.5 billion Euros (U.S. $ 9.3 billion) in 2001 and 73,000 employees in more than 30 countries, Thomson multimedia (Euronext: 18453) (NYSE: TMS), provides a wide range of video (and enabling) technologies, systems, finished products and services to consumers and professionals in the entertainment and media industries. To advance and enable the digital media transition, Thomson multimedia has five principal activities: Digital Media Solutions, Displays and Components, Consumer Products, Patents and Licensing, and New Media Services. The company distributes its products under the THOMSON, RCA and TECHNICOLOR brand names. For more information: www.thomson-multimedia.com.

About Technicolor

Technicolor is a Thomson multimedia (NYSE:TMS) business within Digital Media Solutions, a Thomson division focused on giving content providers, broadcasters, network operators, and advertisers the digital building blocks required to deploy electronic entertainment services. Technicolor is the world's leading provider and distributor of motion picture film prints, DVDs, CDs and Videocassettes. On an annualized basis, the company processes more than three billion feet of motion picture film and has the capacity to produce approximately 250 million DVDs, 500 million CDs and 800 million videocassettes.

Technicolor is also a pioneer in digital cinema distribution technology and services as well as a leading global provider of distribution and logistics management services for motion picture release prints, marketing collateral and in-theatre screen advertising.

With main offices in Camarillo, Calif., Technicolor serves an international base of entertainment and software customers with its facilities in the U.S., Canada, Mexico, Europe and Australia. Major Hollywood clients include The Walt Disney Company, DreamWorks SKG, New Line and Warner Bros. Software publishers include Microsoft, Vivendi Universal Interactive, Electronic Arts and Hewlett-Packard.

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